EXHIBIT 11

TELLABS, INC.
COMPUTATION OF PER SHARE EARNINGS
In millions, except per share amounts

	First Quarter
	3/31/06	4/01/05
Numerator:
Net earnings	$52.4	$0.7

Denominator:
Denominator for basic earnings per share-
Weighted average shares outstanding	449.6	455.8

Effect of dilutive securities:
Employee stock options and awards	10.4	3.0

Denominator for diluted earnings per share-
Adjusted weighted average shares outstanding and assumed conversions	460.0	458.8

Net earnings per share — basic	$0.12	$0.00
Net earnings per share — diluted	$0.11	$0.00

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